

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4710

April 18, 2016

Mr. Thomas J. Shara
President and Chief Executive Officer
Lakeland Bancorp, Inc.
250 Oak Ridge Road
Oak Ridge, New Jersey 07438

> **Re: Lakeland Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 1, 2016**
> **File No. 333-210559**

Dear Mr. Shara:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure on page 54 regarding the "pricing out" termination right that the merger agreement provides Harmony. Because this termination right provides Lakeland the opportunity to negate the termination request by revising the stock exchange ratio by which it exchanges Lakeland shares for Harmony shares, you should present this information on the cover page of the prospectus. Please refer to Item 501 of Regulation S-K for further information.

Material United States Federal Income Tax Consequences, page 58

2. We note that Lowenstein Sandler LLP will provide a tax opinion that the merger qualify as a merger. When you have received the opinion of counsel, please revise the second sentence of the last full paragraph to clarify that, based on the opinion of counsel the

merger will qualify under Section 368(a) and to remove the qualifier "if" from the sentence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Thomas J. Shara
Lakeland Bancorp, Inc.
April 18, 2016
Page 3

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Laura Kuntz, Esq.